ALAMOS GOLD INC.

March 31, 2007

(Unaudited - stated in thousands of United States dollars)

INDEX

Notice to reader

Interim Consolidated Financial Statements

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Consolidated Balance Sheets

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Consolidated Statements of Operations and Comprehensive Income

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Consolidated Statements of Deficit

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Consolidated Statements of Cash Flows

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Notes to Interim Consolidated Financial Statements

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements of Alamos Gold Inc. (“the Company”) including the accompanying consolidated balance sheets as at March 31, 2007 and December 31, 2006 and the consolidated statements of operations and comprehensive income, deficit and cash flows for the three-month periods ended March 31, 2007 and 2006 are the responsibility of the Company’s management. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements.

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - stated in thousands of United States dollars)

	Note Ref.	March 31, 2007	December 31, 2006
A S S E T S
Current Assets
Cash and cash equivalents		$5,271	$4,878
Restricted cash		-	78
Amounts receivable	4	7,166	6,368
Advances and prepaid expenses		1,085	1,314
Available-for-sale securities	5	1,174	1,174
Inventory	6	30,850	29,549
		45,546	43,361
Mineral property, plant and equipment	7	115,966	113,850
		$161,512	$157,211
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$5,683	$5,761
Bank loan	10	3,000	3,000
Current portion of capital lease obligations	9	1,700	1,700
		10,383	10,461
Capital lease obligations	9	6,007	6,277
Convertible debenture	10	1,102	1,092
Future income taxes		3,700	1,000
Employee future benefits	8	431	350
Asset retirement obligations	11	2,692	2,640

S H A R E H O L D E R S’ E Q U I T Y
Share capital	12	159,202	158,971
Convertible debenture	10	293	297
Contributed surplus	12	4,130	3,740
Deficit		(26,428)	(27,617)
		137,197	135,391
		$161,512	$157,211

See notes to interim consolidated financial statements

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended
	March 31,	March 31,
	2007	2006
OPERATING REVENUES
Gold sales	$16,958	$12,490

OPERATING EXPENSES
Mining and processing	9,019	6,975
Royalties	892	-
Amortization	2,455	1,931
Exploration	593	406
Corporate and administrative	872	715
Stock-based compensation	438	140
Accretion of asset retirement obligations	44	38
Employee future benefits	87	-
	14,400	10,205
EARNINGS FROM OPERATIONS	2,558	2,285

Interest income	64	65
Interest expense	(291)	(783)
Financing charges	-	(140)
Accretion of convertible debenture discount	(15)	(485)
Foreign exchange loss	(176)	-
Other loss	(117)	(69)
Earnings before income taxes for the period	2,023	873
Income taxes
- Current	(134)	-
- Future	(700)	(300)
Net earnings and comprehensive income for the period	$1,189	$573

Earnings per share (Note 16)
– basic and diluted	$0.01	$0.01

Weighted average number of common shares outstanding (Note 16)
- basic	93,726,000	79,736,000
- diluted	96,523,000	86,164,000

See notes to interim consolidated financial statements

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended
	March 31,	March 31,
	2007	2006

Deficit - beginning of period	($27,617)	($23,603)
Net earnings for the period	1,189	573
Deficit - end of period	($26,428)	($23,030)

See notes to interim consolidated financial statements

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended
	March 31,	March 31,
	2007	2006
Cash provided by (used for):

Operating Activities
Net earnings for the period	$1,189	$573

Adjustments for items not involving cash:
Amortization	2,455	1,931
Accretion of asset retirement obligations	44	38
Employee future benefits	87	-
Foreign exchange loss (gain) on convertible debenture	12	(65)
Future income taxes	700	300
Accretion of convertible debenture discount	15	485
Amortization of deferred financing charges	-	140
Stock-based compensation	438	140
Changes in non-cash working capital:
Fair value of forward contracts	119	243
Amounts receivable	(798)	(447)
Inventory	(903)	(1,992)
Prepaid expenses	229	(54)
Accounts payable and accrued liabilities	(170)	(817)
	3,417	475
Investing Activities
Mineral property, plant and equipment	(2,961)	(4,979)

Financing Activities
Common shares issued	161	10,246
Bank loan	-	3,000
Capital lease repayments	(270)	(189)
Restricted cash	46	(1,137)
	(63)	11,920

Net increase in cash and cash equivalents	393	7,416
Cash and cash equivalents - beginning of period	4,878	4,519
Cash and cash equivalents - end of period	$5,271	$11,935

Supplemental information:
Interest paid	$219	$1,316

See notes to interim consolidated financial statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - stated in United States dollars)

1. NATURE OF OPERATIONS

Alamos Gold Inc. and its wholly-owned subsidiaries (“the Company”) are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico. The Company owns and operates the Mulatos Mine (“the Mine”). In addition, the Company holds the mineral rights to the Salamandra group of concessions in the state of Sonora, Mexico which includes more than nine known satellite gold occurrences.

2. ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These interim financial statements have been compiled in United States dollars in accordance with accounting principles generally accepted in Canada for interim reporting using the same accounting policies and measurement criteria as those utilized in the preparation of the Company’s audited consolidated financial statements for the years ended December 31, 2006 and 2005, except for the changes discussed in note 3. These interim financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the annual consolidated financial statements and related notes thereto.

3. CHANGES IN ACCOUNTING POLICIES AND PRESENTATION

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861, Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”).

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

The Company has certain investments in the common shares of publicly traded corporations which are classified as available-for-sale.  Although these investments represent common shares that are traded on a recognized stock exchange, the Company may not be able to sell its investments at the quoted market price. Accordingly, these investments have been valued at historical cost on transition and at the balance sheet date. As a result, adoption of the new standards had no material impact on the Company’s financial statements on or before December 31, 2006, on transition at January 1, 2007 or in the three-month period ended March 31, 2007.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

(a)

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below. The classification is not changed subsequent to initial recognition.

Held-to-maturity and loans and receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method. Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value (where determinable) with changes in fair value recorded in other comprehensive income. Available-for-sale securities are written down to fair value through income whenever it is necessary to reflect an other-than-temporary impairment.

Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. These instruments are measured at fair value with the change in the fair value recognized in income.

(b) Derivatives and Hedge Accounting

The Company currently does not apply hedge accounting to its derivative instruments and accordingly is not impacted by CICA Section 3865, Hedges.

(c) Comprehensive Income

Comprehensive income is composed of the Company's net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented as a new category in shareholders' equity.

4. AMOUNTS RECEIVABLE

	March 31,	December 31,
	2007	2006
	($000)	($000)

Accounts receivable	203	154
Mexican value added tax recoverable	6,963	6,214
	7,166	6,368

5. AVAILABLE-FOR-SALE SECURITIES

Effective June 15, 2006, the Company sold its La Fortuna Property to Morgain Minerals Inc. (“Morgain”) for consideration of five million common shares of Morgain and a 1% net smelter royalty (“NSR”) on future production from the La Fortuna Property. No gain or loss was recognized on the sale. The share consideration received was initially valued at $1,100,000 and is classified as available-for-sale securities on the Company’s balance sheet.

The Company holds certain other investments in equity securities of publicly traded corporations which are recorded on the Company’s balance sheet at historical cost, which approximates fair value, with any marked-to-market gain or loss recorded in other comprehensive income.

6. INVENTORY

	March 31,	December 31,
	2007	2006
	($000)	($000)

Precious metals dore and refined precious metals	4,286	4,744
In-process precious metals	20,125	18,041
Parts and supplies	6,439	6,764
	30,850	29,549

7. MINERAL PROPERTY, PLANT AND EQUIPMENT

In 2003 the Company acquired a 100% interest in certain properties within the Salamandra group of concessions which currently comprises approximately 28,500 hectares, in consideration for the payment of CDN$11,154,000 in acquisition costs and assigned expenses.  Production from the acquired properties is subject to a sliding scale net smelter royalty on the first 2,000,000 ounces of gold production from certain concessions. The royalty commences at 1% when the price of gold is less than $300 per ounce, rising to 5% when the price of gold exceeds $400 per ounce.

Included within the Salamandra group of concessions is the Mulatos mine. In June 2004, the Company completed a feasibility study on a portion of the Mulatos property known as the Estrella Pit Development. The Mine began operations in 2005.

	March 31,			December 31,
	2007			2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

	($000)	($000)	($000)	($000)

Mineral property and mine development	49,371	(5,166)	44,205	42,743
Mining plant and equipment	71,568	(9,698)	61,870	60,961
Assets under capital lease	10,967	(1,311)	9,656	9,900
Office and computer equipment	405	(170)	235	246
	132,311	(16,345)	115,966	113,850

8. EMPLOYEE FUTURE BENEFITS

The Company accrues employee future benefits for all contract workers paid through its employment services company. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

The liability associated with the seniority and termination benefits is calculated as the present value of expected future payments. In determining the expected future payments, assumptions regarding employee turnover rates, inflation, wage increases and expected salary levels are required and are subject to annual review and change.

9. CAPITAL LEASE OBLIGATIONS

The Company enters into leasing arrangements with financing companies for mining equipment. As at March 31, 2007, the Company had entered into ten leases. The maximum term of each lease is five years, with payments totaling $192,000 per month over the terms of the leases. The obligations under capital lease bear interest at LIBOR plus 4.1%. The amount of interest expense related to the obligations under capital lease included in the determination of earnings for the three-month period ended March 31, 2007 was $197,000 (three-month period ended March 31, 2006 - $109,000). The Company has the right to repay the outstanding balance of the leases at any time.

10. DEBT

Convertible Debenture

Effective February 2, 2005, the Company issued a CDN$50 million aggregate principal amount 5.5% convertible unsecured subordinated debenture maturing on February 15, 2010.

Interest on the convertible debenture is payable semi-annually in arrears on February 15 and August 15 of each year at an annual rate of 5.5%. Under the terms of the trust indenture, the debenture was convertible into common shares at a rate of 18.86792 common shares for each CDN$100 principal amount of debenture on maturity.

In 2006, the Company received approval from a majority of the holders of the debenture to amend the terms of the trust indenture to allow for early conversion of the outstanding debenture. Debentures representing CDN$48,444,000 or approximately 97% of the outstanding balance were converted into common shares at incentive conversion ratios ranging from 20.3824 to 20.5907 common shares for each CDN$100 principal of debenture resulting in the issuance of 9,966,982 common shares. In addition, accrued interest related to the converted debentures was settled through the issuance of common shares at 18.86792 common shares per CDN$100 of accrued interest, resulting in the issuance of 174,520 common shares.

The fair market value of the additional share consideration issued as a result of the induced conversion ratio was allocated to the liability and equity elements of the convertible debenture based on the change in relative fair values between the date of issuance and the date of the conversion. Non-cash debt settlement expense of $414,000 was charged to earnings and $5,990,000 was charged to retained earnings in the second quarter of 2006.

During the three-month period ended March 31, 2007 debentures representing CDN$25,000 were converted, resulting in the issuance of 4,716 common shares. Convertible debentures representing CDN$1,471,000 were outstanding at March 31, 2007.

Bank loan

On July 21, 2005, the Company obtained a bank line of credit consisting of a $10 million unsecured one-year extendible revolving facility and a non-margin hedging line. Interest is payable at a rate of 2.75% above applicable LIBOR on the drawn portion of the facility, and 0.75% on the un-drawn portion. The initial term was for one year, and may be extended at the discretion of the lender for two additional one-year terms to July 21, 2008.  On February 7, 2006, the bank agreed to increase the amount available to the Company under the line of credit to $16 million over the life of the facility. On July 21, 2006 the line of credit was extended at the Company’s request in the amount of $10 million for an additional one-year term. As at March 31, 2007 the Company was advanced $3 million related to this facility.

11. ASSET RETIREMENT OBLIGATIONS

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to operations. In addition, the fair value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.

A continuity of asset retirement obligations is as follows:

	Three-months ended March 31,	Year ended December 31,
	2007	2006
	($000)	($000)

Obligations at start of period	2,640	2,100
Revisions in estimated cash flows	-	113
Change in assumptions	-	245
Liabilities incurred	8	25
Accretion of discounted cash flows	44	157
Obligations at end of period	2,692	2,640

The assumptions used in the determination of the asset retirement obligations are as follows as at:

	March 31,	December 31,
	2007	2006
Estimated cost ($000)	4,450	4,440
End of mine life	2014	2014
Discount rate	6.70%	6.70%

12. SHARE CAPITAL

a)  Authorized share capital of the Company consists of unlimited common shares without par value.

	Number of Shares	Amount
		($000)

Outstanding at January 1, 2006	77,466,118	87,830
Exercise of stock options	1,337,083	3,758
Conversion of convertible debenture	10,153,014	50,765
Exercise of warrants	4,754,300	15,368
Transfer of contributed surplus to share capital for exercised stock options	-	1,250
Outstanding at December 31, 2006	93,710,515	158,971
Exercise of stock options	33,000	161
Conversion of convertible debenture	4,716	22
Transfer of contributed surplus to share capital for exercised stock options	-	48
Outstanding at March 31, 2007	93,748,231	159,202

b)

Stock options outstanding and exercisable as at March 31, 2007:

	Outstanding			Exercisable
Range of exercise prices ($CDN)	Number of options	Weighted average exercise price ($CDN)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CDN)

$0.50 - $1.00	200,000	$0.94	0.44	200,000	$0.94
$1.01 - $2.00	480,000	$1.14	0.96	480,000	$1.14
$2.01 - $3.00	1,786,500	$2.40	1.83	1,786,500	$2.40
$3.01 - $4.00	1,100,000	$3.70	3.06	1,100,000	$3.70
$6.01 - $7.00	350,000	$6.35	2.59	283,000	$6.35
$8.01 - $9.00	1,202,000	$8.89	3.53	465,400	$8.89

	5,118,500	$4.30	2.41	4,314,900	$3.48

c) Summary of stock option activity:

	Number	Weighted average exercise price
		($CDN)
Outstanding at January 1, 2006	5,355,983	3.03
Granted	1,235,000	8.89
Exercised	(1,337,083)	3.21
Forfeited	(68,400)	7.19
Outstanding at December 31, 2006	5,185,500	4.32
Granted	-	-
Exercised	(33,000)	5.73
Forfeited	(34,000)	6.35
Outstanding at March 31, 2007	5,118,500	4.30

d) Summary of contributed surplus activity:

Amount
($000)
Balance at January 1, 2006	3,170
Stock-based compensation	1,820
Transfer to share capital	(1,250)
Balance at December 31, 2006	3,740
Stock-based compensation	438
Transfer to share capital	(48)
Balance at March 31, 2007	4,130

13. STOCK-BASED COMPENSATION

The Company has a stock option plan, originally approved by the Board of Directors (the “Board”) on April 17, 2003, to allow the Company to grant incentive stock options to its directors, officers, employees and consultants. At the Company’s annual general meeting held on May 24, 2005, the shareholders of the Company approved an amendment to the Company’s stock option plan. Under the amended stock option plan, the number of shares reserved for issuance cannot exceed 10% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

As at March 31, 2007, 4,314,900 stock options were exercisable. The remaining 803,600 stock options vest over the following two years.

There were no stock options granted during the three-month periods ended March 31, 2007 and 2006. Subsequent to March 31, 2007, 1,990,000 stock options were granted at an exercise price of CDN$7.29.

Subsequent to March 31, 2007, 51,000 stock options were exercised at an average exercise price of CDN$2.93.

14. RELATED PARTY TRANSACTIONS

A director of the Company was paid $13,000 during the three-month periods ended March 31, 2007 and 2006 for management and administrative services pursuant to a monthly services contract. These services have occurred in the normal course of operations and are measured at their fair value as determined by management.

15.

SEGMENTED REPORTING

The Company operates in one business segment, the exploration, mine development and extraction of precious metals, primarily gold, in two geographic areas, Canada and Mexico.

	March 31,	December 31,
	2007	2006
	($000)	($000)
Assets, by geographic segment
- Mexico	158,310	152,641
- Canada	3,202	4,570
	161,512	157,211

Three-months ended March 31			2007			2006
	Mexico	Canada	Total	Mexico	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)

Revenues	16,958	-	16,958	12,490	-	12,490
Net earnings	2,689	(1,500)	1,189	2,551	(1,978)	573

16. EARNINGS PER SHARE

Earnings per share has been calculated as presented in the table below for the three-month periods ended:

	March 31,	March 31,
	2007	2006
	($000)	($000)

Net earnings for the period	1,189	573

Weighted average number of common shares outstanding
- basic	93,726,000	79,736,000
- diluted	96,523,000	86,164,000

Earnings per share
- basic and diluted	$0.01	$0.01

17. COMMITMENTS AND CONTINGENCIES

As at March 31, 2007, the Company had outstanding gold forward contracts to sell 6,100 ounces of gold in the second quarter of 2007. These contracts were not designated as hedges at inception. The marked-to-market value of these contracts was a loss of $121,000 at March 31, 2007.

Production from the Mine is subject to a sliding scale production royalty, which at current gold prices above $400 per ounce is set at a rate of 5% of the value of gold and silver produced, less certain allowed refining and transportation costs. Valuations are based on average London PM Fix gold prices, not actual prices realized by the Company.

18.  RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the current year presentation.